SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

                              TAT Technologies Ltd.

6-K Items

     1. Interim Condensed Consolidated Financial Statements of TAT Technologies Ltd. as of June 30, 2007 and Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2007.

                                                                          ITEM 1

CONDENSED CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                 June 30,      December 31,
                                                                 --------      ------------
                                                                   2007            2006
                                                                 --------      ------------
     ASSETS

  CURRENT ASSETS:
   Cash and cash equivalents                                     $  7,076       $   5,762
   Short-term deposit                                                   -           1,533
   Marketable securities                                            1,005               -
   Trade receivables (net of allowance for
     doubtful accounts of $113 and $280 at
     June 30, 2007 and December 31, 2006, respectively)             15,540         13,569
   Other accounts receivable and prepaid expenses                    2,488          2,185
   Inventories (Note 3)                                             26,653         24,928
                                                                    ------         ------

 Total current assets                                               52,762         47,977
                                                                    ------         ------

 LONG-TERM ASSETS:

   Funds in respect of employee right upon retirement                3,748          3,625

   Property, plant and equipment, net                                8,136          7,235

   Intangible assets, net                                            1,918          2,183

   Goodwill                                                          4,923          4,923

   Other assets                                                      1,374            294
                                                                     -----            ---

 Total assets                                                    $   2,861       $ 66,237
                                                                 ---------       --------





The accompanying notes are an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                                  June 30,      December 31,
                                                                  --------      ------------
                                                                    2007            2006
                                                                  --------      ------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Current maturities of long-term loans                          $  8,398       $   4,000
   Trade payables                                                    6,317           8,030
   Parent company - current account                                    241             220
   Other accounts payable and accrued expenses (Note 4)              5,881           5,984
                                                                     -----           -----

 Total current liabilities                                          20,837          18,234
                                                                    ------          ------

 LONG-TERM LIABILITIES:
   Long-term loans, net of current maturities                            -           4,000
   Liability in respect of employee rights upon retirement           3,730           3,676
   Long-term deferred tax liability                                    592             607
                                                                       ---             ---

 Total long-term liabilities                                         4,322           8,283
                                                                     -----           -----

 COMMITMENTS AND CONTINGENT LIABILITIES

 SHAREHOLDERS' EQUITY:
   Share capital -
     Ordinary shares of NIS 0.9 par value -
       Authorized: 10,000,000 shares at
       June 30, 2007 and December 31, 2006;
       Issued and outstanding: 6,542,671
       shares and 6,042,671 shares, at June 30, 2007
       and December 31, 2006, respectively                           2,201           2,094
   Additional paid-in capital                                       39,067          35,704
   Accumulated other comprehensive income                                4               -
   Accumulated earnings                                              6,430           1,922
                                                                     -----           -----

 Total shareholders' equity                                         47,702          39,720
                                                                    ------          ------

 Total liabilities and shareholders' equity                       $ 72,861       $  66,237
                                                                  ========       =========




The accompanying notes are an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S dollars in thousands (except share and per share data)


                                                      Six Months Ended June 30,
                                                        2007            2006
                                                    -----------     ------------

Revenues:                                                23,045          13,355
  Sale of products (Note 5)                              25,046          21,442
                                                    -----------     -----------

                                                         48,091          34,797

Cost of revenues:
  Sale of products                                       17,313           9,325
  Services and other                                     16,877          16,134
                                                    -----------     -----------

                                                         34,190          25,459

Gross profit                                             13,901           9,338
                                                    -----------     -----------

Operating expenses:
  Selling and marketing expenses                          1,851           1,612
  General and administrative expenses                     5,688           3,328
                                                    -----------     -----------

                                                          7,539           4,940
                                                    -----------     -----------

Operating income                                          6,362           4,398
Financial expenses                                         (109)           (247)
Other income, net                                            18              24
                                                    -----------     -----------

Income before income taxes                                6,271           4,175
Income taxes                                              1,763           1,439
                                                    -----------     -----------

Net income                                          $     4,508     $     2,736
                                                    ===========     ===========

Basic net income per share                                 0.70            0.45
                                                    ===========     ===========

Diluted net income per share                               0.69            0.45
                                                    ===========     ===========

Weighted average number of shares - basic             6,403,782       6,042,671
                                                    ===========     ===========

Weighted average number of shares - diluted           6,516,413       6,076,006
                                                    ===========     ===========



The accompanying notes are an integral part of the condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                 Six Months Ended June 30,
                                                              -------------------------------
                                                                   2007             2006
                                                              -------------    --------------
Cash flows from operating activities:
-------------------------------------

  Net income                                                      4,508           2,736
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation and amortization                                   982             894
    Gain on sale of property and equipment                          (13)            (16)
      Gain on sale of marketable securities                          (5)            (12)
    Provision for doubtful accounts                                (168)              -
  Changes in assets and liabilities:
    Deferred income taxes, net                                      (36)            (77)
    Increase in trade receivables                                (1,803)         (1,668)
    Increase in other accounts receivable and prepaid expenses   (1,362)           (477)
    Decrease (increase) in inventories                           (1,725)             19
    (Decrease) increase in trade payables                        (1,713)            171
    Decrease in other accounts payable and accrued expenses        (103)           (476)
    Accrued severance pay, net                                      (69)              1
                                                                 ------          ------

Net cash (used in) provided by operating activities              (1,507)          1,095
                                                                 ------          ------

Cash flows used in investing activities:
----------------------------------------

  Proceeds from sale of available-for-sale securities             1,004           1,182
  Proceeds from sale of property and equipment                       13              62
  Change in bank deposits, net                                    1,533          (2,024)
  Purchase of property and equipment                             (1,618)           (954)
  Purchase of available-for-sale securities                      (2,000)         (1,093)
                                                                 ------          ------

Net cash used in  investing activities                           (1,068)         (2,827)
                                                                 ------          ------







The accompanying notes are an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                 Six Months Ended June 30,
                                                              -------------------------------
                                                                   2007             2006
                                                              -------------    --------------
Cash flows used in financing activities:
----------------------------------------

  Short-term bank credit, net                                      398                  -
  Repayment of debt                                                  -             (1,000)
  Cash dividend                                                      -             (1,209)
  Parent company - current account                                  21                131
  Issuance of shares                                             3,470                  -
                                                                ------             ------

Net cash provided by (used in) financing activities              3,889             (2,078)
                                                                ------             ------

Increase (decrease) in cash and cash equivalents                 1,314             (3,810)
Cash and cash equivalents at the beginning of period             5,762              6,983
                                                                ------             ------

Cash and cash equivalents at the end of period                   7,076              3,173
                                                                ======             ======

Supplemental disclosure of cash activities:
-------------------------------------------

  Interest
                                                                ======             ======

  Income taxes                                                    (180)               843
                                                                ======             ======





The accompanying notes are an integral part of the condensed consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1 - GENERAL

   a. TAT Technologies Ltd., an Israeli corporation, together with its U.S. subsidiaries ("the Company"), is principally engaged in the manufacture and sale of a broad range of heat transfer equipment used in mechanical and electronic systems on-board commercial and military aircraft and in a variety of other electronic equipment. The Company is also engaged in the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components manufactured by the Company and in maintenance, repair and overhaul of auxiliary power units, propellers, landing gears and related components. In addition, the Company is also engaged in the design, development and manufacture of aviation accessories. These accessories include fuel components, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. The Company has few long-term service contracts for the maintenance and overhaul of certain airplane parts and equipment. The principal markets of the Company are Israel, Europe and the United States. The Company sells its products mainly to the aircraft industry.

           The Company parent company is TAT Industries Ltd., an Israeli corporation whose shares are listed on the Tel-Aviv Stock Exchange ("TAT" or "the parent company"). TAT holds 47.75% out of the Company's shares, as of June 30, 2007.

b.         The Company has a wholly-owned U.S. subsidiary: Limco - Airepair Inc.
           ("Limco"), which owned 100% of Piedmont Aviation Component Services LLC ("Piedmont"). On February 28, 2007, the Company established a new Delaware corporation: Limco-Piedmont Inc. and Limco established a new Delaware corporation: Limco Airepair Inc. (Limco Delaware). On March 2, 2007, all assets, except Limco's membership interest in Piedmont Aviation Component Services, LLC, and all liabilities were assumed by Limco Delaware. On March 5, 2007 Limco merged with Limco-Piedmont Inc. As part of the merger, the Company received 9,000,000 shares of Limco-Piedmont Inc. for its 37,500 shares of Limco.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

           The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31,2006 are applied consistently in this unaudited interim consolidated financial statements.


NOTE 3 - INVENTORIES

              Inventories are composed of the following:

                                             June 30,       December 31,
                                         --------------------------------
                                              2007            2006
                                         -------------  -----------------

Raw materials and components               $    11,881    $    11,748
Work in progress                                13,897         12,311
Spare parts                                        650            795
Finished goods                                     135             74
                                         -------------  -------------

                                           $    26,653    $    24,928
                                         =============  =============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 4 - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                         June 30,  December 31,
                                                         -------   ------------
                                                           2007         2006
                                                         -------       ------

Employees and payroll accruals                           $2,513       $2,876
Government authorities                                       92           19
Related parties                                             335          266
Deferred revenue                                            166          223
Liability with respect to non-compete agreement             254          360
Warranty provision                                          779          776
Sales rebates                                                 -          184
Accrued royalties                                           175          378
Other accrued expenses                                    1,567          902
                                                         ------       ------

                                                         $5,881       $5,984
                                                         ======       ======

NOTE 5 - SEGMENT GEOGRAPHICAL INFORMATION

           The following presents total revenues, based on the location of the end customers, for the six months ended June 30, 2007 and 2006:

                                                 Six months ended June 30,
                                                ----------------------------
                                                     2007          2006
                                                ----------------------------
                                                    Total          Total
                                                  revenues       revenues
                                                -------------  -------------
                     Israel                       $  4,018       $  2,883
                     Asia                            1,002          1,044
                     United States                  32,196         21,703
                     Europe                          8,796          8,036
                     Other                           2,079          1,131
                                                -------------  -------------

                                                  $ 48,091       $  34,797
                                                =============  =============

Six months Ended June 30, 2007 Compared with Six months Ended June 30, 2006

         Revenues. Total revenues increased by $48.1 million for the six months ended June 30, 2007 from $34.8 million for the six months ended June 30, 2006, an increase of 38.2%.

         Revenues from MRO services increased to $25 million for the six months ended June 30, 2007 from $21.4 million for the six months ended June 30, 2006, an increase of 16.8% .

         Revenues from OEM sales increased to $9.8 million for the six months ended June 30, 2007 from $8.9 million for the six months ended June 30, 2006, an increase of 10.1%. The organic growth in our OEM product revenues is primarily a result of increased sales to existing customers.

         Parts services revenues increased by 200.0% to $13.2 million for the six months ended June 30, 2007 from $4.4 million for the six months ended June 30, 2006, when we acquired the parts business of Piedmont. The organic growth in parts sales is attributable to increased purchases by Piedmont's existing customers and the recruitment of four new customers that required parts for the general overhaul of their aircraft.

         Cost of revenues. Cost of revenues increased to $34.2 million for the six months ended June 30, 2007 from $25.5 million for six months ended June 30, 2006, an increase of 34.1%, principally as a result of the inclusion of the costs associated with Piedmont's revenues.

      Cost of revenues MRO services. Cost of revenues increased to $16.9 million for the six months ended June 30, 2007 from $16.1 million for the six months ended June 30, 2006, an increase of 5.0%, principally as a result of the inclusion of the costs associated with Piedmont's revenues.

      Cost of revenues OEM products. Cost of revenues increased to $6.5 million for the six months ended June 30, 2007 from $5.9 million for the six months ended June 30, 2006, an increase of 10.2%, principally as a result of the increase in revenues.

      Cost of revenues parts services. Cost of revenues increased to $10.8 million for the six months ended June 30, 2007 from $3.4 million for the six months ended June 30, 2006, an increase of 217.6%, principally as a result of the inclusion of the costs associated with Piedmont's revenues.

         Selling and marketing expenses. Selling and marketing expenses increased to $1.9 million for the six months ended June 30, 2007 from $1.6 million for the six months ended June 30, 2006, an increase of 18.7%. Our selling and marketing expenses as a percentage of revenues increased to 3.9% for the six months ended June 30, 2007 from 4.6% for the six months ended June 30, 2006.

         General and administrative expenses. General and administrative expenses increased to $5.7 million for the six months ended June 30, 2007 from $3.3 million for the six months ended June 30, 2006, an increase of 72.7%. General and administrative expenses as a percentage of revenues decreased to 11.8% for the six months ended June 30, 2007 from 9.5% for the six months ended June 30, 2006, primarily as a result of our reorganization of Piedmont's operational structure from five business units to three business units and management's efforts to streamline the number of levels of management at Piedmont after the acquisition.

         Operating income. Operating income in the six months ended June 30, 2007 increased 43.1% to $6.3 million, or 13.1% of revenues, compared to $4.4 million in the six months ended June 30, 2006, or 12.6% of revenues.

         Financial income (expenses), net. We incurred financial expenses of $109,000 in the six months ended June 30, 2007 compared to financial expenses of $247,000 in the six months ended June 30, 2006. These interest expenses relate to the loans we incurred in connection with the purchase of Piedmont.

         Other Income. We had other income of $18,000 in the six months ended June 30, 2007 compared to other income of $24,000 in the six months ended June 30, 2006. Other income resulted from our sale of marketable securities and equipment.

         Income taxes. Our total income tax expense for six months ended June 30, 2007 amounted to $1.7 million, compared to $1.4 million in the six months ended June 30, 2006. As a result of the increased profitability of our subsidiaries in the U.S., our effective tax rate increased in six months ended June 30, 2007 to 28.1% from 34.4% in the six months ended June 30, 2006.

         Net income. In the year six months ended June 30, 2007, we had net income of $4.5 million, compared with net income of $2.7 million in the six months ended June 30, 2006.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                   (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: January 3, 2008